SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

22 July 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the  Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

2008 Annual General Meeting Results

London, UK; Brentwood, TN, US: 22 July 2008 - Protherics PLC (the “Company”), the international biopharmaceutical company focused on critical care and cancer, is pleased to announce that Resolutions 1 to 7 and 9 to 11 put forward at the Annual General Meeting of the Company held earlier today were passed. Since Resolution 7 was passed, Resolution 8 was withdrawn.

The proxy figures for the Resolutions are set out below and will shortly be displayed on the Company’s website at www.protherics.com.

Resolution Number (as noted on proxy form)		Shares For	Shares Discretionary	Shares Against	Shares Marked As Votes Withheld/ Abstentions	Poll Yes/No
1	To receive the Financial Statements for the year ended 31 March 2007 together with the reports of the Directors and Auditors.	227,968,493	616,122	349,378	1,776	No
2	To elect R B Soderstrom as a Director.	228,087,050	613,554	172,810	62,355	No
3	To reappoint KPMG Audit Plc as Auditors of the Company.	228,114,010	624,117	190,689	6,953	No
4	To authorise the Directors to set the remuneration of the Auditors.	228,147,226	618,045	163,724	6,774	No
5	To approve the Directors’ Remuneration Report for the year ended 31 March 2008.	152,200,073	610,805	59,894,074	16,230,817	No
6	To authorise the Directors to allot shares pursuant to Section 80 of the Companies Act 1985 (the “Act”)	227,624,529	615,890	607,360	87,990	No
7	To authorise the Directors to disapply pre-emption rights pursuant to Section 95 of the Act (10%).	220,212,918	627,390	3,747,064	4,348,397	No
8	To authorise the Directors to disapply pre-emption rights pursuant to Section 95 of the Act (5%).	228,076,114	622,456	143,951	93,248	No
9	To receive and adopt the amended Articles of Association.	228,004,502	639,725	189,939	101,603	No
10	To approve and adopt the Protherics PLC 2008 Savings-Related Share Option Scheme.	228,181,154	625,467	97,992	31,156	No
11	To authorise the Directors to make amendments to the Protherics PLC 1996 unapproved Share Option Scheme	228,123,047	636,098	142,146	34,478	No

The full text of the resolutions together with the related Circular to Shareholders can be viewed at:

The Document Viewing Facility
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518000

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno	+1 212 850 5600

Or visit www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 22 July 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director